Filed pursuant to Rule 424(b)(3)

Registration No. 333-132911

PRICING SUPPLEMENT

(To MTN prospectus supplement,

general prospectus supplement and prospectus dated March 31, 2006)

Pricing Supplement Number: 2559

50,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Protected Declining Rate Notes Linked to the

2-Year Constant Maturity Treasury Rate

due August 7, 2008

(the “Notes”)

$1,000 principal amount per unit

The Notes:

•        The Notes are designed for investors who believe that the 2-Year Constant Maturity Treasury Rate will decline over the term of the Notes and who are willing to receive a minimal return on their investment if the 2-Year Constant Maturity Treasury Rate does not decline over the term of the Notes, as described in this pricing supplement.

•        100% principal protection on the maturity date.

•        The Notes will not be listed on any securities exchange.

•        The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C”. and

•        The Notes will have the CUSIP No. 59018YXW6.

•        The settlement date for the Notes is expected to be August 7, 2006.

Interest Payments:

•        For any month for which interest shall be payable on the Notes, we will pay such interest on the 7th day of such month, beginning in September, 2006. For the first six months, interest on the $1,000 principal amount per unit of the Notes will accrue at 6.00% per annum. Thereafter, interest on the Notes will accrue at a rate equal to the amount, if any, by which the level of the 2-Year Constant Maturity Treasury Rate on the applicable interest determination date is less than the 2-Year Constant Maturity Treasury Rate on the date the Notes are priced for initial sale to the public, each expressed as percentages, multiplied by a leverage factor and subject to a cap on each monthly payment equivalent to 15% per annum (or $12.50 per unit per month). This rate for any period other than the six initial interest periods may be zero, but will not be less than zero.

Payment on the maturity date:

•        For each $1,000 principal amount per unit of your Notes, we will pay you on the maturity date an amount equal to the principal amount and any accrued and unpaid interest.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price	$1,000.00	$50,000,000
Underwriting discount	$10.00	$500,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$990.00	$49,500,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is July 31, 2006.

TABLE OF CONTENTS

Pricing Supplement

Medium-Term Notes, Series C Prospectus Supplement

(the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock,

Depositary Shares and Common Stock Prospectus Supplement

(the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 100% Protected Declining Rate Notes Linked to the 2-Year Constant Maturity Treasury Rate due August 7, 2008 (the “Notes“). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on August 7, 2008. We cannot redeem the Notes at an earlier date.

Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of the Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

What does the 2-Year Constant Maturity Treasury Rate reflect?

For purposes of determining any interest payments on the Notes, the 2-Year Constant Maturity Treasury Rate (the “2Yr CMT Rate”) is the rate which expresses the yield to maturity on U.S. Treasury securities with a constant maturity of 2 years as reported by Bloomberg under the symbol H15T2Y. “Bloomberg” means Bloomberg data services or any successor service or page displaying such rate. If the 2Yr CMT Rate cannot be determined as described in the preceding sentence, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to determination of the CMT Rate based on CMT Moneyline Telerate Page 7051 or any successor quotation service as further described herein. For more information on the 2Yr CMT Rate, please see the section entitled “The 2-Year Constant Maturity Treasury Rate” in this pricing supplement.

How has the 2Yr CMT Rate performed historically?

We have included a graph showing the year-end closing levels of the 2Yr CMT Rate for each year from 1976 to 2005 and a table and a graph showing month-end levels of the 2Yr CMT Rate from January 2001 to July 2006 in the section entitled “The 2-Year Constant Maturity Treasury Rate” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the 2Yr CMT Rate in various economic environments; however, past performance is not necessarily indicative of how the 2Yr CMT Rate will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, for each Note that you own, we will pay you a cash amount equal to $1,000 plus any accrued and unpaid interest for each unit.

Will I receive interest payments on the Notes?

Interest will accrue on the Notes from and including August 7, 2006 or from the most recent interest payment date for which interest, if any, has been paid or provided for, to but excluding the maturity date. “Interest Payment Dates” for the Notes will be the 7th day of each month, beginning September 7, 2006, and will include the maturity date. From and including August 7, 2006 to but excluding February 7, 2007, interest on the Notes will accrue at a rate of 6.00% per annum.

During each subsequent monthly interest period which begins on or after February 7, 2007, interest will accrue at a rate per annum equal to:

Leverage Factor × (Starting CMT Rate – Monthly CMT Rate)

but in no case less than 0.00% or greater than 15.00% per annum (or $12.50 per unit per month).

where:

The “Leverage Factor” equals 10.3;

The “Starting CMT Rate” equals 4.970%; and

The “Monthly CMT Rate” will equal the 2Yr CMT Rate, expressed as a percentage, as quoted on Bloomberg page H15T2Y on the applicable Interest Determination Date (as defined herein).

If the Monthly CMT Rate is equal to or greater than the Starting CMT Rate on any Interest Determination Date, the rate of interest for the applicable monthly period will equal zero, and no interest will be paid on the Interest Payment Date relating to such interest period.

Each interest period (other than the initial interest period of August 7, 2006 to September 6, 2006) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date or maturity date, as the case may be. The “Interest Determination Date” for any interest period will be the second Business Day (as defined herein) prior to the first day of such period. If any scheduled Interest Determination Date is not a Business Day, the Interest Determination Date will be the immediately preceding Business Day.

If any Interest Payment Date is not a Business Day (as defined herein), payment will be made on the immediately succeeding Business Day and no additional interest will accrue as a result of such delayed payment. If the 2Yr CMT Rate cannot be determined as described above, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to determination of the CMT Rate based on CMT Moneyline Telerate Page 7051 or any successor quotation service as further described herein.

Examples

Set forth below are three examples of interest rate calculations per each $1,000 principal amount per Note, with a Leverage Factor of 10.3, a Starting CMT Rate of 4.970% and the following hypothetical Monthly CMT Rates:

Example 1—The hypothetical Monthly CMT Rate is 50 basis points above the Starting CMT Rate:

Starting CMT Rate: 4.970%
Hypothetical Level of the Monthly CMT Rate: 5.470%
Interest Rate = 10.3 × (4.970% - 5.470%) = 0.00% per annum	(interest rate cannot be less than 0%)
Monthly Interest Payment (per unit) = $1,000 × 0.00% × (30/360) = $0

Example 2— The hypothetical Monthly CMT Rate is 50 basis points below the Starting CMT Rate:

Starting CMT Rate: 4.970%
Hypothetical Level of the Monthly CMT Rate: 4.470%
Interest Rate = 10.3 × (4.970% - 4.470%) = 5.15% per annum
Monthly Interest Payment (per unit) = $1,000 × 5.15% × (30/360) = $4.292

Example 3— The hypothetical Monthly CMT Rate is 150 basis points below the Starting CMT Rate:

Starting CMT Rate: 4.970%
Hypothetical Level of the Monthly CMT Rate: 3.470%	(the rate of interest cannot
Interest Rate = 10.3 × (4.970% - 3.470%) = 15.45% per annum	exceed the maximum rate of
Monthly Interest Payment (per unit) = $1,000 × 15.45% × (30/360) = $12.500	15% per annum, or $12.50 per unit per month)

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield for the Notes. We have determined this comparable yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This comparable yield is neither a prediction nor a guarantee of what the actual yield on the Notes will be. We have determined that this comparable yield will equal 5.26% per annum, compounded monthly. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates and the volatility of the 2Yr CMT Rate, and the expectations of the amount, if any, by which the 2Yr CMT Rate will decline in the future. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no change in the 2Yr CMT Rate and no changes in the market conditions or any other relevant factors from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes.

After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc?

Merrill Lynch Capital Services, Inc. (“MLCS”) will be our agent for purposes of calculating, among other things, the interest payable on the Notes. Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment after the initial six monthly interest periods

The interest payable on the Notes during any monthly period, except for the six initial periods, will be linked to the amount, if any, by which the 2Yr CMT Rate on any monthly Interest Determination Date is less than 4.970% (the 2Yr CMT Rate on the date the Notes were initially priced for sale to the public (the “Pricing Date”)). As a result, the possibility exists that you could receive little or no payment of interest on one or more or all Interest Payment Dates (except for the six initial Interest Payment Dates) during the term of the Notes. If the 2Yr CMT Rate on each monthly Interest Determination Date is equal to or greater than the 2Yr CMT Rate on the Business Day preceding the Pricing Date over the term of the Notes, payment on the Notes would be limited to the principal amount of the Notes plus the six initial fixed interest payments, even if the 2Yr CMT Rate is less than its value on the Pricing Date on some days during the term of the Notes, but not on any of the Interest Determination Dates. As shown by the historical information presented below under “The 2-Year Constant Maturity Treasury Rate”, if the Notes had been priced in July, 2004 and matured in July, 2006, they would have paid no interest after the initial six monthly interest periods.

The 2Yr CMT Rate may increase or decrease. We have no control over domestic and international economic, financial, political and other events, or the over-all supply and demand for relevant U.S. dollar denominated securities, that may affect the direction or magnitude of changes in the 2Yr CMT Rate. Historically, the level of the 2Yr CMT Rate has been volatile, and such volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The initial interest rate may not be indicative of the rate you will receive after the six initial interest periods

The interest payable on the Notes for the first six interest periods will be 6.00%. This fixed rate may be higher than the interest rate that would be applicable based on the difference between the 2Yr CMT Rate on the Business Day preceding the Pricing Date and the 2Yr CMT Rate on an Interest Determination Date.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount of the Notes. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the 2Yr CMT Rate is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the 2Yr CMT Rate is less than Starting CMT Rate. In general, the value of the Notes will increase when the 2Yr CMT Rate is less than the Starting CMT Rate and the value of the Notes will decrease when the 2Yr CMT Rate is greater than the Starting CMT Rate.

Changes in the volatility of the 2Yr CMT Rate are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the 2Yr CMT Rate increases or decreases, the trading value of the Notes may be adversely affected.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the change in the level of the 2Yr CMT Rate during the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

Our subsidiary MLCS is our agent for the purposes of calculating the interest payable on the Notes. Under certain circumstances, MLCS as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of unavailability of the 2Yr CMT Rate. MLCS is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on August 7, 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59018YXW6.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder prior to the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, for each unit of Notes that you own, we will pay you a cash amount equal to $1,000, plus any accrued and unpaid interest.

Interest

Interest will accrue from and including August 7, 2006, for the initial interest period, or the most recent Interest Payment Date (as defined below), to but excluding the 7th day of each month or the maturity date (each an “Interest Payment Date”). Interest on the Notes will accrue during the six initial monthly interest periods at the rate of 6.00% per annum.

During the interest period beginning on February 7, 2007 and during each monthly interest period thereafter, interest will accrue on the Notes at a rate per annum on the $1,000 principal amount per Note equal to:

Leverage Factor × (Starting CMT Rate – Monthly CMT Rate)

but in no case less than 0.00% or greater than 15.00% (or $12.50 per unit per month).

where:

The “Leverage Factor” equals 10.3, as determined on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

“Starting CMT Rate” equals 4.970%; and

“Monthly CMT Rate” equals the 2-Year Constant Maturity Treasury Rate, expressed as a percentage, as quoted on Bloomberg page H15T2Y on the applicable Interest Determination Date (as defined below). If the 2-Year Constant Maturity Treasury Rate is not available on Bloomberg page H15T2Y (or any successor page on such system), the Monthly CMT Rate will equal the CMT Rate calculated in accordance with the procedures set forth in the accompanying prospectus supplement relating to determination of the CMT Rate based on CMT Moneyline Telerate Page 7051 assuming an Index Maturity equal to 2 years and that if, as described in the definition of CMT Rate in the accompanying MTN prospectus supplement, fewer than three prices referred to in clause 1(f) are provided as requested, then the Monthly CMT Rate will equal the immediately preceding Monthly CMT Rate or, in the case of the determination of the Monthly CMT Rate in February 2007, the Starting CMT Rate.

Each interest period (other than the initial interest period) will commence on, and will include, an Interest Payment Date, and will extend to, but will exclude, the next succeeding Interest Payment Date or maturity date, as the case may be. The “Interest Determination Date” for any period will be the second Business Day (as defined below) prior to the first day of such period.

We will pay this interest to the persons in whose names the Notes are registered on the fifteenth calendar day immediately preceding each Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an Interest Payment Date falls on a day that is not a Business Day (as defined below), that interest payment will be made on the next Business Day and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to an amount as described under “—Payment on the Maturity Date” above, calculated as though the date of default were the maturity date for the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE 2-YEAR CONSTANT MATURITY TREASURY RATE

The 2-Year Constant Maturity Treasury Rate is the rate which expresses the yield to maturity on U.S. Treasury securities with a constant maturity of 2 years as reported by Bloomberg under the symbol H15T2Y. “Bloomberg” means Bloomberg data services or any successor service or page displaying such data. If the Constant Maturity Treasury Rate with a maturity of two years cannot be determined as described in the preceding sentences, such rate will be determined in accordance with the procedures set forth in the accompanying prospectus supplement relating to determination of the CMT Rate based on CMT Moneyline Telerate Page 7051 as further described above.

The following graph sets forth the closing levels of the 2-Year Constant Maturity Treasury Rate on the last business day of each year from 1976 through 2005. The historical data is not necessarily indicative of the future performance of the 2-Year Constant Maturity Treasury Rate or what the value of the Notes may be.

The following table sets forth the average monthly levels (as of approximately 4 P.M., New York time on the last business day of each month) of the 2-Year Constant Maturity Treasury Rate for the period from January 2001 through July 2006. The historical data on the 2-Year Constant Maturity Treasury Rate is not necessarily indicative of the future performance of the 2-Year Constant Maturity Treasury Rate or what the value of the Notes may be. Any historical upward or downward trend in the level of the 2-Year Constant Maturity Treasury Rate during any period set forth below is not an indication that the level of the 2-Year Constant Maturity Treasury Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	2001	2002	2003	2004	2005	2006
January	4.760	3.030	1.740	1.760	3.220	4.400
February	4.660	3.020	1.630	1.740	3.380	4.670
March	4.340	3.560	1.570	1.580	3.730	4.730
April	4.230	3.420	1.620	2.070	3.650	4.890
May	4.260	3.270	1.420	2.530	3.640	4.970
June	4.080	2.990	1.230	2.760	3.640	5.120
July	4.040	2.560	1.470	2.640	3.870	5.120
August	3.760	2.130	1.860	2.510	4.040
September	3.120	2.000	1.710	2.530	3.950
October	2.730	1.910	1.750	2.580	4.270
November	2.780	1.920	1.930	2.850	4.420
December	3.110	1.840	1.910	3.010	4.400

The following graph sets forth the historical levels of the 2-Year Constant Maturity Rate presented in the preceding table.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

U.S. Holders

We have received an opinion from our counsel, Sidley Austin LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the “CPDI regulations”). Moreover, pursuant to the terms of the Notes, we and you will agree, for United States federal income tax purposes, to treat the Notes as debt instruments that are subject to the CPDI regulations. Pursuant to these regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield (as defined below) of the Notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

A Note’s issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Note.

The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of estimates of the monthly interest payments on the Notes and a payment on the maturity date of the principal amount thereof. In addition, for purposes of applying the CPDI regulations to the Notes, ML&Co. has determined that the comparable yield for the Notes is 5.26% per annum, compounded monthly. The comparable yield is not an estimate of what the actual yield will be on the Notes. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (the “Code”).

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of that excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less that the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale or Exchange of the Notes

Generally, the sale or exchange of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale or exchange will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale or exchange and (b) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder’s original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments, as defined above, previously made to the U.S. Holder through that date. Gain recognized upon a sale or exchange of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note has been held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Unrelated Business Taxable Income

Section 511 of the Code, generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Note if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-11
Interest Determination Date	PS-4
Interest Payment Date	PS-4
Leverage Factor	PS-4
Monthly CMT Rate	PS-4
Notes	PS-1
Pricing Date	PS-3
Starting CMT Rate	PS-4
2 Yr CMT Rate	PS-3

50,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Protected Declining Rate Notes Linked to the

2-Year Constant Maturity Treasury Rate

due August 7, 2008

(the “Notes”)

$1,000 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

July 31, 2006